April 15, 2019

Wee Guan Tan
Chief Executive Officer
CMS Asset Holdings Inc.
Wickhams Cay II, Road Town
Tortola, VG1110
British Virgin Islands

       Re: CMS Asset Holdings Inc.
           Registration Statement on Form 20FR12G
           Filed on February 1, 2019
           File No. 000-56023

Dear Mr. Tan:

        We issued comments to you on the above captioned filing on February 25, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 29, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Kathleen Krebs, Special
Counsel, at 202-551-3350, with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Telecommunications